Nasdaq Regulation

Lisa Roberts
Vice President
Listing Qualifications

By Electronic Mail

June 9, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 8, 2021 The Nasdaq Stock Market (the "Exchange") received from Harbor Custom Development, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


8.0% Series A Cumulative Convertible Preferred Stock, no par value

Warrants to purchase Common Stock


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Lisa Roberts